March 21, 2011

Via EDGAR and by courier

Tia Jenkins

Senior Assistant Chief Accountant

Office of Beverages, Apparel, and Health Care Services

United States Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549

RE:	Heckmann Corporation

Form 8-K

Filed March 14, 2011

File No. 001-33816

Dear Ms. Jenkins:

This letter responds to the letter of the staff of the United States Securities and Exchange Commission (the “Staff”), dated March 16, 2011, to Richard J. Heckmann, Chief Executive Officer of Heckmann Corporation (“we,” “us”, or the “Company”) regarding the Form 8-K filed by the Company on March 14, 2011 (the “Form 8-K”).

This letter sets forth the comment of the Staff in the comment letter and, following the comment, sets forth the Company’s response.

Form 8-K filed on March 14, 2011

Item 4.02. Non-Reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim Review.

Staff Comment:

1. We note you restated your financial statements for the reclassification of the fair value of the contingent consideration from additional paid-in capital to a liability. Please amend your Item 4.02 Form 8-K to report this restatement, or tell us why an amendment is not required.

Company Response:

Regarding the provisions of Item 4.02 of Form 8-K, and as provided in our response to this comment which was contained in the Staff’s comment letter to us dated March 10, 2011, regarding the provisions of Item 4.02 of Form 8-K, we considered the purpose and requirements of Item 4.02, including qualitative and quantitative issues, and concluded that the reclassification on our balance sheet with respect to the accounting for the contingent consideration would not be

United States Securities and Exchange Commission

March 21, 2011

a matter which would lead us to inform investors that they could not rely on our previously issued financial statements. For the fiscal year ended December 31, 2009, the reclassification was isolated to the balance sheet, resulted in no changes to earnings, and was not pervasive to the financial statements as a whole. For subsequent periods, the correction resulted in a balance sheet reclassification and a non-cash adjustment to earnings, which was isolated and not pervasive to the financial statements as a whole. Therefore, we believe that such a “non-reliance” disclosure would be misleading to investors and is not appropriate. Rather, the inclusion of explanatory notes within our amended filings, along with detailed footnotes describing the reasons for, and the effects of, the reclassification on previously reported amounts provides fulsome, clear and transparent disclosure surrounding the facts and circumstances leading to the restatements and amended financial statements.

*        *        *         *

The Company acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the Form 10-K;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the Form 10-K; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you require any additional information on these issues, or if we can provide you with any other information that will facilitate your continued review of this filing, please advise us at your earliest convenience. You may reach me at (412) 329-7275 ext 102.

Sincerely,

Heckmann Corporation

By:	/s/ Damian C. Georgino
Name:	Damian C. Georgino
Its:	Executive Vice President – Corporate
Development, and Chief Legal Officer

cc:	Richard J. Heckmann – Chairman and CEO

Brian R. Anderson – Executive Vice President and CFO

DLA Piper LLP (US)

Steven D. Pidgeon, Esq. (via e-mail: steven.pidgeon@dlapiper.com)